Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2010

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392

www.rareelementresources.com

AUDITORS' REPORT

To the Shareholders of Rare Element Resources Ltd.

We have audited the consolidated balance sheets of Rare Element Resources Ltd. as at June 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss and cash flows for each of the years in the three year period ended June 30, 2010. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2010, in conformity with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 22, 2010

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30

(Expressed in US Dollars)

	2010	2009

ASSETS
CURRENT
Cash and cash equivalents	$ 11,460,476	$ 2,334,145
Accounts receivable	17,054	50,195
Prepaid expenses	71,419	27,978
	11,548,949	2,412,318

Equipment (Note 4)	40,057	1,872
Mineral properties and deferred exploration costs (Note 3)	6,115,095	1,609,496
Reclamation bonding (Note 5)	110,533	10,533

	$ 17,814,634	$ 4,034,219

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 410,005	$ 56,692
Due to related parties (Note 7)	12,023	9,769
	422,028	66,461

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	19,003,005	7,841,832
WARRANTS (Note 6)	3,983,064	627,442
CONTRIBUTED SURPLUS (Note 6)	1,477,734	876,046
DEFICIT	(7,071,197)	(5,377,562)
	17,392,606	3,967,758

	$ 17,814,634	$ 4,034,219
NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 9)
SUBSEQUENT EVENTS (Note 15)

APPROVED BY THE BOARD OF DIRECTORS:

“Donald E. Ranta”	“Mark T. Brown”
Donald E. Ranta	Mark T. Brown

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30

 (Expressed in US Dollars)

	2010	2009	2008

EXPENSES

Audit and legal	$ 107,884	$ 26,983	$ 22,684
Accounting and administrative fees (Note 7)	181,691	106,943	94,507
Amortization	6,900	2,395	2,117
Bank charges	5,256	2,420	1,584
Consulting	38,297	-	-
Corporate development	119,694	78,328	69,446
Foreign exchange loss (gain)	56,495	292,358	(88,985)
Investor relations and shareholders’ communication	262,231	119,129	116,280
Management fees (Note 7)	185,936	103,456	124,878
Office and miscellaneous	101,556	31,129	40,562
Rent (Note 7)	8,528	7,343	7,431
Stock-based compensation	524,497	428,350	423,891
Transfer and listing fees	72,263	17,541	30,628
Travel	62,570	55,304	38,629
	(1,733,798)	(1,271,679)	(883,652)
OTHER ITEMS
Interest income	40,163	32,575	29,786
Write off of investment	-	(15,083)	-
	40,163	17,492	29,786

NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$ (1,693,635)	$ (1,254,187)	$ (853,866)

LOSS PER SHARE – BASIC AND DILUTED	$ (0.06)	$ (0.05)	$ (0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	29,429,998	24,072,331	22,972,529

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

 (Expressed in US Dollars)

Issued and outstanding:	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit	Total Shareholders’ Equity
BALANCE AS AT JUNE 30, 2008	23,866,736	$ 6,574,447	$ 337,114	$ 542,188	$ (4,123,375)	$ 3,330,374
Issued for cash: Private placement (Note 6b(i))	2,000,000	1,042,722	290,328	-	-	1,333,050
Exercise of options (Note 6b(ii))	398,000	235,442	-	(94,492)	-	140,950
Share issue costs (Note 6b(i))	-	(10,779)	-	-	-	(10,779)
Stock-based compensation (Note 6f)	-	-	-	428,350	-	428,350
Net loss for the year	-	-	-	-	(1,254,187)	(1,254,187)
BALANCE AS AT JUNE 30, 2009	26,264,736	7,841,832	627,442	876,046	(5,377,562)	3,967,758
Issued for cash: Private placements (Note 6b(iii))	2,200,000	2,996,863	1,948,985	-	-	4,945,848
Short form prospectus (Note 6b(iii))	2,531,501	6,870,511	1,453,097	-	-	8,323,608
Exercise of warrants (Note 6b(v))	144,500	188,070	(46,460)	-	-	141,610
Exercise of options (Note 6b(vi))	482,000	523,991	-	(233,797)	-	290,194
Shares issued on property acquisition’s (Note 6b(iv))	520,000	1,732,438	-	-	-	1,732,438
Share issue costs (Note 6b(iii))	-	(1,150,700)	-	310,988	-	(839,712)
Stock-based compensation (Note 6f)	-	-	-	524,497	-	524,497
Net loss and comprehensive loss for the year	-	-	-	-	(1,693,635)	(1,693,635)
BALANCE AS AT JUNE 30, 2010	32,142,737	$ 19,003,005	$ 3,983,064	$ 1,477,734	$ (7,071,197)	$ 17,392,606

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

 (Expressed in US Dollars)

	2010	2009	2008
CASH PROVIDED BY (USED IN) OPERATIONS
Net loss for the year	$ (1,693,635)	$ (1,254,187)	$ (853,866)
Items not involving cash:
Amortization	6,900	2,395	2,117
Stock-based compensation	524,497	428,350	423,891
Interest income accrued	(1,568)	(13,628)	-
Write off of investment	-	15,083	-
	(1,163,806)	(821,987)	(427,858)
Changes in non-cash working-capital items:
Accounts receivable	34,709	36,626	(2,298)
Prepaid expenses	(43,441)	(1,095)	22,768
Accounts payable and accrued liabilities	89,718	(28,037)	32,138
Due to related parties	2,254	(5,488)	7,000
	(1,080,566)	(819,981)	(368,250)

INVESTING ACTIVITIES
Deferred exploration costs	(2,557,636)	(581,012)	(256,618)
Purchase of equipment	(45,085)	-	(5,711)
Reclamation bonding	(100,000)	-	-
Option payments received	48,070	-	-
	(2,654,651)	(581,012)	(262,329)

FINANCING ACTIVITIES
Cash received for common shares	13,701,260	1,474,000	1,831,259
Share issue costs	(839,712)	(10,779)	(15,516)
Cash received for sale of mineral property	-	-	1,416
	12,861,548	1,463,221	1,817,159

INCREASE IN CASH AND CASH EQUIVALENTS	9,126,331	62,228	1,186,580

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	2,334,145	2,271,917	1,085,337

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 11,460,476	$ 2,334,145	$ 2,271,917

Cash and cash equivalents consist of:
Cash	11,460,476	1,814,845	786,917
GIC Investments	-	519,300	1,485,000
	$ 11,460,476	$ 2,334,145	$ 2,271,917

Supplemental Disclosure with Respect to Cash Flows (Note 10)

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

CUMULATIVE SCHEDULE OF MINERAL PROPERTY COSTS

 (Expressed in US Dollars)

	Balance	Expenditures	Balance	Expenditures	Balance
	2008		2009		2010
Bear Lodge Property
Exploration expenditures:
Assays	$ 13,374	$ 16,573	$ 29,947	$ 251,038	$ 280,985
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	-	-	52,166	52,166
Drilling	459,960	274,712	734,672	1,190,955	1,925,627
Engineering consulting	-	-	-	131,207	131,207
Environmental costs	-	-	-	12,503	12,503
Geochemistry	-	-	-	74,072	74,072
Geological consulting	227,482	211,277	438,759	570,752	1,009,511
Geophysical	300	-	300	-	300
Field supplies	-	-	-	923	923
Land & claims	-	-	-	17,111	17,111
Metallurgical testing	93,530	61,500	155,030	306,378	461,408
Overhead expenses	10,839	2,685	13,524	34,531	48,055
Permitting	-	-	-	11,103	11,103
Property holding costs	17,721	23,000	40,721	-	40,721
Resource estimation	-	-	-	47,478	47,478
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	6,187	40,525
Travel expenses	24,018	400	24,418	18,114	42,532
Wages	99,734	-	99,734	-	99,734
Total expenditures on Bear Lodge property	1,019,349	590,147	1,609,496	2,724,518	4,334,014
Sundance Gold Property
Property acquisition costs	-	-	-	27,000	27,000
Exploration expenditures:
Drilling	-	-	-	4,148	4,148
Engineering consulting	-	-	-	2,050	2,050
Geochemistry	-	-	-	800	800
Geological consulting	-	-	-	53,253	53,253
Field supplies	-	-	-	1,438	1,438
Land & claims	-	-	-	3,080	3,080
Overhead expenses	-	-	-	2,290	2,290
Permitting	-	-	-	2,654	2,654
Total expenditures on Sundance Gold property	-	-	-	96,713	96,713
Eden Lake Property
Property acquisition costs	-	-	-	1,007,251	1,007,251
Option proceeds	-	-	-	(48,070)	(48,070)
Total expenditures on Eden Lake property	-	-	-	959,181	959,181
Nuiklavik Property
Property acquisition costs	-	-	-	725,187	725,187
Total expenditures on Nuiklavik property	-	-	-	725,187	725,187
TOTAL EXPENDITURES	$ 1,019,349	$ 590,147	$ 1,609,496	$ 4,505,599	$ 6,115,095

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

1.

NATURE OF OPERATIONS

Rare Element Resources Ltd. (“Rare Element” or “the Company”) was incorporated under the laws of the Province of British Columbia on June 3, 1999.

The Company is in the process of exploring and evaluating its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests. To date, the Company has no revenue and has an accumulated operating deficit of $7,071,197.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and Paso Rico Resources Ltd. (“Paso Rico”), together with those of Paso Rico’s wholly-owned subsidiaries, Minera Santa Regina, S.A. de C.V., Compania Minera Real de las Lomas, S.A. de C.V. and Paso Rico (USA), Inc. Subsequently, the two Mexican subsidiaries were wound up.

Use of estimates

The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Mineral properties and deferred exploration costs

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are allowed to lapse or are abandoned.

Cost includes the cash consideration and the fair market value of shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Foreign currency translation

The Company’s reporting currency is the US Dollar. The Company’s Canadian operations are considered to be integrated with foreign currency transactions translated into US Dollars as follows:

•

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

•

other assets and liabilities at the applicable historical exchange rates;

•

revenues and expenses at the average rates of exchange for the period, and;

•

gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

Cash and cash equivalents

Provided that the instruments are readily convertible at the balance sheet date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts which exceed federally insured limits. At June 30, 2010, the Company had its cash and cash equivalents with one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents and holds no asset backed commercial paper.

Amortization

The Company provides for amortization on its computer equipment at 55% and geological equipment at 30% declining balance (one-half of the rate is taken in the year of acquisition and disposition).

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method, where future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

Loss per share

The loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is not presented as the effect on the basic loss per share would be anti-dilutive.

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is initially credited to contributed surplus and subsequently transferred to share capital if and when the related options are exercised. Cash received on the exercise of stock options is also credited to share capital.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and asset is depreciated over the estimated remaining useful life of the asset. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

Financial instruments and comprehensive income

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the year ended June 30, 2010.

Comparative figures

Certain of the prior period’s figures have been reclassified to conform with the current period’s financial statement presentation.

Reclamation Bonds

The Company maintains cash deposits, as required by regulatory bodies as assurance for the funding of reclamation costs.  These funds are restricted to that purpose and are not available to the Company until the reclamation obligations have been fulfilled.  Reclamation deposits are designated as available for sale, are recorded at fair value and are classified as non-current assets.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the trading price of the Company’s shares on the TSX Venture Exchange on the date of the issuance of shares.

Changes in accounting policies

a)

Goodwill and Intangible Assets

CICA section 3064 replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009. The Company adopted this section effective April 1, 2009.  There was no material change to the results of operations or financial position of the Company.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

b)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The accounting treatments provided in EIC-173 have been applied in the preparation of these financial statements and have been applied retrospectively without restatement of prior periods. The adoption of this standard did not have a material impact on the valuation of financial assets or liabilities.

c)

Mining Exploration Costs

In March 2009 the CICA issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatment provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of exploration assets.

d)

Financial Instruments- Recognition and Measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This Section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this Section has been amended to:

•

change the categories into which a debt instrument is required or permitted to be classified;

•

change the impairment model for held-to-maturity financial assets to the incurred credit loss model of impaired loans, Section 3025; and

•

require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

New accounting pronouncements

CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a)

Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

b)

Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

In 2010, the Company’s management assessed the impact of adoption to IFRS and concluded that the Company chose to early adopt IFRS and will commence reporting under these standards for the period beginning July 1, 2010, with a July 1, 2009 date of transition (the “Transition Date”).  Comparative periods for fiscal 2010 will also be restated under IFRS.  The Company’s application to early adopt IFRS was approved by the applicable Canadian Securities Administrators.

The Company’s comprehensive IFRS conversion plan addresses changes in accounting policies, restatement of comparative periods, organization, internal controls and any required changes to business processes.  The management of the Company has reviewed its accounting system, its internal controls and its disclosure control processes and believes they will not need significant modification as a result of the conversion to IFRS.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” sets forth guidance for the initial adoption of IFRS.  Under IFRS 1, the standards are applied retroactively at the Transition Date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied.  The Company will be applying the following exemptions to its opening balance sheet dated July 1, 2009:

(a)

Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009.  There is no adjustment required to the July 1, 2009’s statement of financial position on the Transition Date.

(b)

IFRS 2 – Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

International Financial Reporting Standards (“IFRS”), Continued

(c)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

IAS 23 – Borrowing Costs

IAS 23 Borrowing costs has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e)

IAS 16 - Property, plant and equipment

IAS 16 Property, plant and equipment allows for property, plant and equipment to continue carried at cost less depreciation, same as under GAAP.

IFRS employs a conceptual framework that is similar to Canadian GAAP.  The adoption of IFRS will not have any material impact on the financial information previously disclosed under Canadian GAAP.  The Company identified the following adjustments as a result of the adoption of IFRS:

(a)

“Contributed surplus” versus various reserves in equity

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, the entire amount of $876,046 relates to “Equity settled employee benefit reserve”.  As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the “Equity settled employee benefit reserve” account.

For comparatives, as at September 30, 2009, the entire $871,524 “contributed surplus” account was reclassified into “Equity settled employee benefit reserve”.  Furthermore, as at June 30, 2010, $1,477,734 “contributed surplus” account was broken down into $1,166,746 “Equity settled employee benefit reserve” and $310,988 “Reserves for agents’ options”.

(b)

Share-based payment transactions

IFRS 2, similar to Under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under Canadian GAAP.  In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Canadian GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended September 30, 2009, the Company would have recorded $313,566 as share-based payment versus $112,670 stock-based compensation under Canadian GAAP.  As a result, $200,896 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

International Financial Reporting Standards (“IFRS”), Continued

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under Canadian GAAP.  As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c)   Cumulative Translation differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the transition date, resulting in no change to the June 30, 2009 financial statements on the transition date.

For the three months ended September 30, 2009, the foreign exchange resulting from the consolidation amounted to a gain of $118,819, resulting in increasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

In order to allow the users of the financial statements to better understand other changes between IFRS and GAAP that do not have any quantitative effect or adjustments to the Company’s financial statements, the following qualitative explanation of the differences between GAAP and IFRS is provided:

(a)

Income tax

Income tax expense is calculated in the same manner in accordance with GAAP and IFRS.  Future income tax asset / liability is also calculated in the same manner in accordance with GAAP and IFRS.

(b)

Property, plant and equipment

GAAP and IFRS allow the use of original cost less depreciation as the cost base.  IFRS requires separate depreciation rate for components that depreciate differently.

(c)

Exploration for and Evaluation of Mineral Resources

GAAP and IFRS allow the capitalization of costs associated with the exploration for and evaluation of mineral resources.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

3.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves.  A summary of current property interests is as follows:

Bear Lodge Property

The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims and one leased state section, together known as the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold (“Freeport”) by way of a “Mineral Lease and Option for Deed”.  Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On June 30, 2009, the Company re-purchased the NSR for $50,000.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company’s Bear Lodge, Wyoming property (“Venture”). Under the agreement, Newmont had the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration.

On May 12, 2010, Newmont terminated its option and the Company maintains its 100% interest in the mineral potential of the entire property. In addition, 327 contiguous claims wholly-owned by Newmont outside the venture known as the Sundance Gold property were transferred to the Company. In consideration for transferring its claims, Newmont was granted a right-of-first-refusal on all claims sold or disposed, excluding those containing rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the claims transferred to the Company by Newmont. This agreement honors an arrangement between Newmont and Bronco Creek Exploration Company (“Bronco Creek”) on Newmont’s formerly wholly owned claims; Bronco Creek will continue to receive minor payments and retain a 0.05% NSR royalty, with a cap, on these claims.

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles.  Upon Newmont's withdrawal from the Venture, it transferred 327 of the claims to the Company in May 2010. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

Eden Lake Property

On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project located in the province of Manitoba, Canada for a payment of 300,000 common shares (Note 6b(iv)). The underlying owner, Strider Resources Limited, retains a 3% NSR with the Company having the right to buy 50% of the NSR at anytime for $1.5 million CDN.

Finders’ fees of 20,000 common shares were issued to two parties for this acquisition. The common shares issued on the acquisition are subject to trading restrictions over an 18-month period.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

3.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS, Continued

Eden Lake Property, Continued

On February 23, 2010, the Company granted Medallion Resources Ltd. (“Medallion”) an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares (subsequent to June 30, 2010, 200,000 shares were received), and complete $2,250,000 CDN in property exploration work commitment expenditures over a five-year period. Medallion may buy 50% of the 3% NSR at anytime for $1.5 million CDN.  On October 7, 2010, the Company and Medallion agreed to postpone $50,000 CDN cash payment to no later than the first anniversary of the agreement.  In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

Medallion will be the operator of the exploration program during the option period.

Nuiklavik property

On January 6, 2010, the Company acquired from Altius Minerals Corp. (“Altius”) a 100% interest in 584 mineral claims located in central Labrador, Canada for a payment of 200,000 shares (Note 6b(iv)).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN.

4.

EQUIPMENT

	2010	2009

Computer equipment	$ 4,962	$ 4,962
Geological equipment	45,085	-
Accumulated amortization	(9,990)	(3,090)
Net book value	$ 40,057	$ 1,872

5.

RECLAMATION BONDING

On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed.

In August 2009, an additional $100,000 bond was set up for the benefit of the Company in respect to future reclamation work at the Bear Lodge Property. Interest receivable of $1,568 was accrued on this bond to June 30, 2010.

See Note 15(b).

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

6.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

a.

Authorized – unlimited number of common shares without par value.

b.

Issued

i)

On May 27, 2009, the Company completed a non-brokered private placement for $1,500,000 CDN. The offering consisted of 2,000,000 units at $0.75 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $1.00 CDN until November 27, 2010. The amount of $290,328 was assigned to the warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%.  A total of $10,779 was included in share issue costs.

ii)

In fiscal 2009, a total of 398,000 options at prices ranging from $0.25 CDN to $0.58 CDN were exercised for proceeds of $140,950. A fair value of $94,492 was recognized on these exercised options.

iii)

On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. The amount of $401,088 was assigned to the warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.33%, an expected life of 1.5 year, annualized volatility of 132%, and a dividend rate of 0%. A total of $17,605 was included in share issue costs.

On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. The amount of $1,052,009 was assigned to the warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.28%, an expected life of 1.5 year, annualized volatility of 137%, and a dividend rate of 0%. A total of $27,513 was included in share issue costs.

On April 13, 2010, the Company closed the short-form prospectus offering of $8,860,253 CDN. The financing consisted of 2,531,501 units at a price of $3.50 CDN per unit. Each unit consists of one common share and one-half of one transferable share-purchase warrant. Each warrant is exercisable into one common share until April 13, 2012, at a price of $4.75 CDN. The amount of $1,948,985 was assigned to the warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.90%, an expected life of 2 years, annualized volatility of 125%, and a dividend rate of 0%.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

b.

Issued, Continued

The Company paid $531,615 CDN cash commission and issued 151,890 agents' options exercisable into one agent’s unit at a price of $3.50 CDN per until April 13, 2012. Each agent’s unit consists of one common share and one-half of one transferable share-purchase warrant with the same terms as private placement warrants. The fair value of $310,988 was assigned to the agents’ options based upon the Black-Scholes option pricing model. A total of $794,594 was included in share issue costs.

iv)

On November 11, 2009, the Company issued 300,000 shares at a fair value of $944,298 on acquisition of Eden Lake property and 20,000 shares as finders’ fees at a fair value of $62,953 on that acquisition. On January 12, 2010, the Company issued 200,000 shares at a fair value of $725,187 on acquisition of Nuiklavik property (Note 3).

v)

In fiscal 2010, a total of 144,500 warrants at a price ranging from $1.00 CDN to $2.10 CDN were exercised for proceeds of $141,610. A fair value of $46,460 was recognized on these exercised warrants.

vi)

In fiscal 2010, a total of 482,000 options at prices ranging from $0.55 CDN to $1.15 CDN were exercised for proceeds of $290,194. A fair value of $233,797 was recognized on these exercised options.

c.

Warrants

The following table summarizes the Company’s warrant activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	537,500	1.35
Granted	1,000,000	1.00
Expired	(537,500)	1.35
Outstanding, June 30, 2009	1,000,000	1.00
Granted	2,865,751	4.02
Exercised	(144,500)	1.03
Outstanding, June 30, 2010	3,721,251	3.32

At June 30, 2010, the following warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
November 27, 2010*	860,000	1.00	0.41
January 24, 2011*	595,500	2.10	0.57
March 21, 2011*	1,000,000	4.25	0.72
April 13, 2012 *	1,265,751	4.75	1.79
	3,721,251		0.99

* Subsequently, these warrants were partially exercised (Note 15a).

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

d.

Stock Options

The Company established a 20% fixed stock option plan whereby the board of directors may from time to time grant options up to 5,779,347 common shares to individual eligible directors, officers, employees or consultants.  The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. The Board retains the discretion to impose vesting periods on any options granted.  All options granted to date vest as follows:  20% vest 4 months after date of grant, 20% vest 8 months after the date of grant, 20% vest 12 months after the date of grant, 20% vest 15 months after the date of grant, and the remaining 20% vest 18 months after the date of grant.

The following table summarizes the Company’s stock option activity:

	Number of Options	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	2,546,000	0.62
Granted	1,400,000	0.58
Exercised	(398,000)	0.40
Expired	(750,000)	0.35
Outstanding, June 30, 2009	2,798,000	0.71
Granted	920,000	2.75
Exercised	(482,000)	0.64
Outstanding, June 30, 2010	3,236,000	1.30

At June 30, 2010, the following options were outstanding:

Expiry Date	Number of Options	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
April 28, 2011	100,000	0.55	0.83
January 10, 2012*	200,000	0.55	1.53
September 1, 2012	350,000	1.00	2.18
October 12, 2012	350,000	1.00	2.29
October 15, 2012	25,000	1.00	2.30
February 19, 2013	65,000	1.15	2.64
January 27, 2014*	1,226,000	0.58	3.58
July 20, 2014	200,000	2.09	4.07
October 2, 2014	30,000	4.49	4.26
April 19, 2015	190,000	3.28	4.81
May 28, 2015	500,000	2.71	4.91
	3,236,000		3.36

* Subsequent to June 30, 2010, these options were partially exercised (Note 15a).

The weighted average grant-date fair value of options granted during 2010 was $2.22 (2009 - $0.41, 2008 - $0.68)

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

6.   SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

e.

Agents’ Options

The following table summarizes the Company’s agents’ options activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008 and 2009	-	-
Issued (Note 6b(iii))*	151,890	3.50
Outstanding, June 30, 2010	151,890	3.50

* Subsequently, these agents’ options were all exercised (Note 15a).

f.

Stock-based compensation

The fair value of stock options and warrants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2010	2009	2008
Risk-free interest rate	1.28 – 2.52%	1.27 – 2.03%	3.03 – 4.29%
Annualized volatility	116-137%	92 - 108%	86 - 89%
Expected dividend yield	Nil	Nil	Nil
Expected option life in years	1.5 – 5 years	1.5 - 5 years	5 years

During fiscal 2010, the Company recognized $524,497 (2009 - $428,350; 2008 - $423,891) of stock-based compensation expense for options granted to directors, officers, and consultants.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect fair value estimates and, therefore, it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock-option grants.

7.

RELATED PARTY TRANSACTIONS

During the year ended June 30, 2010:

a)

$Nil (2009 - $Nil; 2008 - $55,861) was charged for management fees by a private company controlled by the former president.

b)

$185,936 (2009 - $103,456; 2008 - $69,017) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at June 30, 2010, $Nil (2009 - $Nil) was owed to the officer.

c)

$208,222 (2009 - $114,286; 2008 - $101,938) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent.  As at June 30, 2010, $12,023 (2009 - $9,769) was owed to this private company.

Related party transactions were in the normal course of operations and are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

8.

INCOME TAX

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2010	2009
Loss for the year	$ (1,693,635)	$ (1,254,187)

Expected income tax recovery	(508,281)	(390,403)
Effect of foreign tax rate differences	95	(2,222)
Non-deductible expenses	54,877	200,277
Unrecognized benefit of non capital losses	453,309	192,348

Total income tax recovery	$ -	$ -

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2010	2009
Future income tax assets (liabilities):
Non-capital loss carry forwards	1,032,800	$ 680,270
Equipment	2,832	1,151
Cumulative Eligible Capital	872	907
Share Issue Costs	170,951	4,421
Resources expense – USA	(80,895)	(64,444)
Resource expenses – Canada	-	1,627

Future income tax assets	1,126,560	623,932
Valuation allowance	(1,126,560)	(623,932)

Net future income tax assets	$ -	$ -

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2010 and 2030 as follows:

Year of Expiration	Non-Capital Loss
CDN$

2010	50,628
2014	251,425
2015	206,028
2026	461,482
2027	558,660
2028	521,005
2029	561,706
2030	1,362,090
$ 3,973,024

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

8.

INCOME TAXES, Continued

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in the United States in future years, expiring between 2014 and 2024 as follows:

Year of Expiration	Non-Capital Loss
2014	84
2015	64,995
2016	87,060
2017	34,832
2018	22,351
2019	14,952
2020	15,091
2021	37,806
2022	23,795
2023	84,593
2024	116,746
2025	434,088
$ 936,393

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

9.

COMMITMENTS AND CONTINGENCIES

Potential environmental contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.  The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009	2008
Non-cash information
Shares issued on property acquisition	$ 1,732,438	$ -	$ -
Accrual of obligation for mineral properties	299,730	9,135	-
Fair value of securities exercised	280,257	94,492	122,432
Fair value of warrants and agents’ options issued	3,713,070	290,328	337,114

Other items
Interest received	$ 40,163	$ 32,575	$ 29,786

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

11.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at June 30, 2010
Assets	$ 11,548,949	$ 6,265,685	$ 17,814,634
As at June 30, 2009
Assets	$ 2,414,190	$ 1,620,029	$ 4,034,219

	Canada	United States	Total
For the year ended June 30, 2010
Losses (gains) for the year	$ 1,694,270	$ (635)	$ 1,693,635
Capital expenditures	$ -	$ 2,618,516	$ 2,618,516

For the year ended June 30, 2009
Losses for the year	$ 1,239,377	$ 14,810	$ 1,254,187
Capital expenditures	$ -	$ 581,012	$ 581,012

For the year ended June 30, 2008
Losses for the year	$ 853,062	$ 804	$ 853,866
Capital expenditures	$ 5,711	$ 256,618	$ 262,329

12.

FINANCIAL INSTRUMENTS AND RELATED RISKS

In accordance with Canadian generally accepted accounting principles, financial instruments are classified into one of the five following categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities. Cash and cash equivalents are designated as held-for-trading and their carrying value approximates fair value as they are cash or they are readily convertible to cash in the normal course. Accounts receivable are classified as loans and receivables. Their carrying value approximates fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Accounts payable and accrued liabilities and due from related parties are classified as other financial liabilities.

Amended CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1- quoted prices in active markets for identical assets or liabilities;

Level 2- inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3- inputs for the asset or liability that are not based upon observable market data.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

12. FINANCIAL INSTRUMENTS AND RELATED RISKS, Continued

At June 30, 2010, the following table sets forth the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the balance sheet. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level 1
Cash and cash equivalents	$ 11,460,476
Reclamation bonding	$ 110,553

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At June 30, 2010, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 2 and 3 in the fair value hierarchy above.

The Company’s operations consist of the acquisition and exploration of mineral resource properties in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

 (i)

Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)

Derivative financial instruments

As at June 30, 2010, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

12. FINANCIAL INSTRUMENTS AND RELATED RISKS, Continued

c)

Interest rate risk

The Company’s interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate is very low as the Company has limited short term investments.

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $17,000.

d)

Currency risk

The Company’s property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company’s estimated one-year exploration expenditures by $45,000.

The Company does not invest in derivatives to mitigate these risks.

13.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 6). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through fiscal 2010 and 2011.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”), and that impact consolidated financial statement line items, are described below.

Mineral property costs

Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, the costs of acquiring properties and mineral rights are generally capitalized, although these costs would be subject to impairment testing. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and are expensed as incurred, regardless of whether the Company has established reserves on other properties.

	2010	2009	2008
a) Assets
Mineral property costs under Canadian GAAP	$ 6,115,095	$ 1,609,496	$ 1,019,349
Less deferred costs expensed under U.S. GAAP	(4,403,727)	(1,609,496)	(1,019,349)
Mineral property costs under U.S. GAAP	$ 1,711,368	$ -	$ -

b) Deficit
Closing deficit under Canadian GAAP	$ (7,071,197)	$ (5,377,562)	$ (4,123,375)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(4,403,727)	(1,609,496)	(1,019,349)
Closing deficit under U.S. GAAP	$ (11,474,924)	$ (6,987,058)	$ (5,142,724)

c) Net Loss
Net loss under Canadian GAAP	$ (1,693,635)	$ (1,254,187)	$ (853,866)
Mineral property costs expensed under U.S.GAAP	(2,794,231)	(590,147)	(256,618)
Net loss under U.S. GAAP	$ (4,487,866)	$ (1,844,334)	$ (1,110,484)

d) Basic and Diluted Loss Per Share - U.S. GAAP	$ (0.15)	$ (0.08)	$ (0.05)

RARE ELEMENT RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010, 2009, and 2008

(Expressed in US Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

e) Cash flows – Operating activities
Cash used in operating activities – Canadian GAAP	$ (1,080,566)	$ (810,846)	$ (368,250)
Loss under Canadian GAAP	1,693,635	1,254,187	853,866
Loss under U.S. GAAP	(4,487,866)	(1,844,334)	(1,110,484)
Non-cash exploration costs expensed under U.S.GAAP	263,595	-	-
Cash used in operating activities – U.S. GAAP	$ (3,611,202)	$ (1,400,993)	$ (624,868)

f) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$ (2,654,651)	$ (581,012)	$ (262,329)
Mineral property costs expensed under U.S. GAAP	2,530,636	581,012	256,618
Cash used in investing activities - U.S. GAAP	$ (124,015)	$ -	$ (5,711)

15.

SUBSEQUENT EVENTS

a.

Subsequently, 586,000 stock options were exercised for total proceeds of $439,690 CDN, 1,343,893 warrants were exercised for total proceeds of $2,760,667 CDN and 151,890 agents’ options and 75,945 warrants associated with the agents’ options were exercised for total proceeds of $892,354 CDN.

b.

In August 2010, the Company increased its reclamation bonding to $420,000 by depositing with Wyoming regulatory authorities an additional $310,000 in the name of Paso Rico (USA).